UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 19)*


                             INAMED CORPORATION
------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
------------------------------------------------------------------------------
                               (CUSIP Number)

     KENNETH MAIMAN, ESQ.                  ROBERT C. SCHWENKEL, ESQ.
  APPALOOSA MANAGEMENT L.P.         FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
 26 MAIN STREET, FIRST FLOOR                   ONE NEW YORK PLAZA
      CHATHAM, NJ 07928                        NEW YORK, NY 10004
        (973) 701-7000                           (212) 859-8000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                MAY 7, 2002
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  453235103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               4,059,668*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             4,059,668*

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,059,668*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.9%

14  TYPE OF REPORTING PERSON

        IN

* This number includes 349,546 shares of common stock of INAMED Corporation held by Mr. Tepper and persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such shares.

                             SCHEDULE 13D

CUSIP No.  453235103

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY


4   SOURCE OF FUNDS

        NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               3,710,122

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             3,710,122

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,710,122

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.3%

14  TYPE OF REPORTING PERSON

        PN

                                SCHEDULE 13D

     This Amendment No. 19 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998, Amendment No. 11 filed on March 16, 1999, Amendment No. 12 filed on April 30, 1999, Amendment No. 13 filed on May 17, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on November 23, 1999, Amendment No. 16 filed on September 7, 2000, Amendment No. 17 filed on October 2, 2000 and Amendment No. 18 filed on May 3, 2002 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:



ITEM 4. Purpose of Transaction.
        ----------------------

     Item 4 is hereby amended to add the following:

     As previously disclosed in Amendment No. 18 to the Schedule 13D, the Manager expects to complete the Distribution within the next several days. Upon completion of the Distribution: (i) an aggregate of 349,546 Shares will have been distributed to Mr. Tepper and to persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such Shares, and accordingly, such Shares will continue to be held by Affiliates (as defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Reporting Persons and will continue to be beneficially owned by the Reporting Persons; and (ii) an aggregate of 2,450,454 Shares will have been distributed to persons who are not Affiliates of the Reporting Persons (collectively, the "Unaffiliated Distributees"). None of the Reporting Persons has or will have any agreements, arrangements or understandings with any Unaffiliated Distributees for the purpose of acquiring, holding, voting or disposing of any of the Shares distributed to the Unaffiliated Distributees and, accordingly, none of the Reporting Persons will beneficially own, directly or indirectly, any of the Shares distributed to the Unaffiliated Distributees. Except as otherwise described in this Amendment No. 19 to the Schedule 13D, the Reporting Persons do not have any current plans to dispose of any of the Shares beneficially owned by them. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons (and its respective affiliates) reserves the right to (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares beneficially owned by it from time to time in public or private transactions, and (iii) cause the Manager to distribute additional Shares in kind to its limited partners, the limited partners of the Partnership and the investors in Palomino, as the case may be.

     The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of the Schedule 13D promulgated under the Exchange Act.



ITEM 5. Interest in Securities of the Issuer
        ------------------------------------

     Item 5 is hereby amended to reflect that, as of the completion of the
Distribution:

(a) This statement on Schedule 13D relates to: (i) 4,059,668 Shares which may be deemed to be beneficially owned by Mr. Tepper and which constitute approximately 18.9% of the issued and outstanding Shares, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 20,444,850 Shares outstanding as of March 15, 2002 as disclosed by the Company in its Form 10-K for the fiscal year ended December 31, 2001 (the "2001 10-K"); and (ii) 3,710,122
     Shares which may be deemed to be beneficially owned by the Manager and which constitute approximately 17.3% of the issued and outstanding Shares, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 20,444,850 Shares outstanding as of March 15, 2002 as disclosed by the Company in the 2001 10-K.

(b) Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 4,059,668 Shares. The Manager may be deemed to have the sole voting and dispositive power with respect to 3,710,122 Shares.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Shares during the sixty (60) days preceding the date of this Amendment No. 19 to the Schedule 13D.

(d)  Not applicable

(e)  Not applicable

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 7, 2002


                                          APPALOOSA MANAGEMENT L.P.
                                          By:     Appaloosa Partners Inc.,
                                                  Its General Partner


                                          By:     /s/ David A. Tepper
                                                  -------------------------
                                                  David A. Tepper
                                                  President


                                         /s/ David A. Tepper
                                         ----------------------------------
                                         David A. Tepper